Annual Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on July 20, 2011. Stockholders voted as indicated below:

 	                             Affirmative	Withheld Authority
Election of Bradford K. Gallagher
Class II to serve until 2014	      34,690,034	           806,084
Re-election of John C. Maney+
Class II to serve until 2014	      34,687,580	           808,538
Re-election of Hans W. Kertess
Class II to serve until 2014	      34,699,395	           796,723
Election of Deborah A. Zoullas
Class III to serve until 2012	      34,366,873	         1,129,245

The other members of the Board of Directors at the time of the meeting, namely Messrs. Paul Belica, James A. Jacobson, Alan Rappaport and
William B. Ogden, IV, continued to serve as Directors of the Fund.

+ Interested Director